SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of March, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CNPJ n.º 00.022.034/0001 -87

NIRE 35300140443

PUBLICLY HELD COMPANY

SUMMARY MEETING OF THE BOARD OF OFFICERS OF UNIBANCO HOLDINGS S.A., HELD ON MARCH 17, 2007.

PLACE AND TIME: Avenida Eusébio Matoso, n.º 891, 22nd floor, São Paulo, State of São Paulo, 05:00 p.m.

CHAIRMAN: Pedro Moreira Salles

QUORUM: More than half of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

The Executive Board approves, for further appreciation of the Board of Directors on a meeting to be held on March 27th, 2008, the following proposals:

1. The occurrence of meetings of the Board of Directors in 2008 to be held in a quarterly basis, as permitted by the sole paragraph of Article 37 of the By-laws, in order to decide on the compensation of the shareholders of the Company, which is intended to be done under the form of interest on capital stock to the shareholders (“Quarterly Interests”), on the following amounts:

(i) The gross amount of R$0.0337633 for each common share and of R$0.0337633 for each preferred share; and

(ii) The net amount of R$0.0286988 for each common share and of R$0.0286988 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

Whenever the Board of Directors considers convenient or necessary, it may declare the distribution and the payment of dividends and/or interest on capital stock complementary to Quarterly Interests, which conditions should be established in the event of such declaration.

The payment of the Quarterly Interests shall occur within sixty (60) days of the ending of the quarter. The amount of the Quarterly Interests shall be considered as part of the mandatory dividends related to the year of 2008, provided that, in the event of distribution under the form of interest on capital stock, in accordance the §7th of the article 9th of the Law N. 9.249/95 and with the article 36 of the of By-laws, and in the event distribution under the form of dividends, in accordance with the sole paragraph of article 37 of the Bylaws.

2

In case the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) approves a similar proposal on the Meeting of the Board of Directors to be held on March 27th, 2008, it is estimated that the bearer of Shares Deposit Certificates (“Units”) will be entitled to receive Quarterly Interests referred to total amount paid for the shares it represents, on the following amounts:

(i) The gross amount of R$0.0764692 for each Unit; and

(ii) The net amount of R$0.0649988 for each Unit, after the deduction of withholding income tax at a rate of fifteen percent (15%).

The Board of Directors may, at their sole discretion, based on reasonable causes, decide (i) to modify the conditions foreseen to the payment of Quarterly Interests, such as amount, form, and dates, being able also to propose the payment of the compensation under the form of dividends, or (ii) not to pay the Quarterly Interests in certain quarters.

2. The payment of interest on capital stock referred to the first quarter of 2008 to the shareholders of the Company, on the following amounts:

(i) The gross amount of R$0.0337633 for each common share and of R$0.0337633 for each preferred share; and

(ii) The net amount of R$0.0286988 for each common share and of R$0.0286988 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

In case of approval of the proposal mentioned above, the payment of the referred interests will be effected in the form of the item 4 below. The amount of interests to be paid shall be considered as part of the mandatory dividends related to the year of 2008, in accordance with the provisions of § 7th of the article 9th of the Brazilian Federal Law nº 9,249/95 and the article 36 of the By-Laws of the Company.

3. If Board of Directors of Unibanco approves a similar proposal on the Meeting of the Board of Directors to be held on March 27th, 2008, the bearer of Units will be entitled to receive interest on capital stock referred to total amount paid for the shares it represents, on the following amounts:

(i) The gross amount of R$0.0764692 for each Unit; and

(ii) The net amount of R$0.0649988 for each Unit, after the deduction of withholding income tax at a rate of fifteen percent (15%).

3

4. In case the Board of Directors of Unibanco Holdings and of Unibanco approves the proposals above, the payment of such interests shall occur as of April 30th, 2008 and the Company’s shares shall be traded EX-INTEREST ON CAPITAL STOCK in the Brazilian market and in the United States of America market from March 28th, 2008. The date of April 1st, 2008 will be considered as Record Date in order to comply with the Company’s obligations under the Global Depositary Shares (“GDS”) program maintained by the Company in the United States of America. Each GDS traded on New York Stock Exchange (NYSE: UBB) corresponds to 10 Units.

São Paulo, March 17th, 2008. (aa) Pedro Moreira Salles, Geraldo Travaglia Filho and José Lucas Ferreira de Melo.

The present is an identical copy of the one registered in the Minutes Book of the Company.

São Paulo, March 17th, 2008.

___________________________________

___________________________________

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.